REGISTRATION STATEMENT NO. 333-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         THE TRAVELERS INSURANCE COMPANY
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                I.R.S. Employer Identification Number: 06-0566090

                                 P.O. BOX 990026
                        HARTFORD, CONNECTICUT 06199-0026
                                 (860) 308-1000
    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                ERNEST J. WRIGHT
                                    Secretary
                         The Travelers Insurance Company
                           P. O. Box 990026 Hartford,
                             Connecticut 06199-0026
                                 (860) 308-1000
            (Name, Address, including Zip Code, and Telephone Number,
                    including Area Code of Agent for Service)

       Approximate date of commencement of proposed sale to the public: The investment option interests covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. _____

       If the Registrant elects to deliver its latest Annual Report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. _____

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ____.

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ____.

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

---

       The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

====================================================================================================================================
  TITLE OF EACH CLASS OF                               PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE         AMOUNT OF
SECURITIES TO BE REGISTERED   AMOUNT TO BE REGISTERED       PRICE PER UNIT                 OFFERING               REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
  Fixed Annuity Contracts         Not Applicable            Not Applicable                200,000,000                $18, 400.00
====================================================================================================================================


================================================================================

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                         THE TRAVELERS INSURANCE COMPANY

          CROSS REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501(B)

ITEM NO.                      FORM S-2 CAPTION                                        HEADING IN PROSPECTUS
   1.      Forepart of the Registration Statement and Outside          Outside Front Cover Page of Registration Statement
           Front Cover Page of Prospectus                              and Prospectus
   2.      Inside Front and Outside Back Cover Pages of                Inside Front Cover
           Prospectus
   3.      Summary Information, Risk Factors and Ratio of              Prospectus Summary; Inside Front Cover Page
           Earnings to Fixed Charges
   4.      Use of Proceeds                                             Investments by the Company
   5.      Determination of Offering Price                             Not Applicable
   6.      Dilution                                                    Not Applicable
   7.      Selling Security Holders                                    Not Applicable
   8.      Plan of Distribution                                        Distribution of the Contract
   9.      Description of Securities to be Registered                  Outside Front Cover Page of Prospectus;
                                                                       Description of Contracts
   10.     Interests of Named Experts and Counsel                      Not Applicable
   11.     Information with Respect to the Registrant                  Outside Front Cover Page; Incorporation of
                                                                       Certain Documents by Reference to Form 10-K
   12.     Incorporation of Certain Information by Reference           Incorporation of Certain Documents by Reference
   13.     Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities              Not Applicable

                                 [PRODUCT NAME]

[Product Name], is a flexible premium group deferred annuity Contract (" the Contract and/or Certificates") which provides a guaranteed fixed rate of return for your investment. We offer the Contract to employers for retirement plans and programs that qualify for favorable federal tax treatment. Where permitted by state law, we reserve the right to restrict purchase payments into the Contract. If you surrender your Contract, your Cash Value may be subject to a market adjusted value calculation and surrender charges.

This prospectus explains:
         o    the Contract;
         o    The Travelers Insurance Company;
         o    the Interest Rates;
         o    Surrenders and Partial Surrenders;
         o    Surrender Charges;
         o    Market Adjusted Value;
         o    Death Benefit;
         o    Annuity Payments;
         o    other aspects of the Contract.

The group annuity contracts may be issued to employers on an unallocated or allocated basis. This Contract is issued by The Travelers Insurance Company. The Company is located at One Cityplace, Hartford, Connecticut 06103-3415; telephone numbers (860) 308-1000. Travelers Distribution LLC, One Cityplace, Hartford, Connecticut 06103-3415 is the principal underwriter and distributor of the Contracts.

THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE TRAVELERS INSURANCE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2002 AND THE TRAVELERS LIFE AND ANNUITY COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2002.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

PROSPECTUS DATED MAY 15, 2003.

                                TABLE OF CONTENTS

                                                                            PAGE

SPECIAL TERMS..................................................................1

PROSPECTUS SUMMARY.............................................................3

THE INSURANCE COMPANY..........................................................4

THE CONTRACT...................................................................4

     APPLICATION AND PURCHASE PAYMENTS.........................................4

INTEREST PERIODS...............................................................4

     ESTABLISHMENT OF INTEREST RATES...........................................5

SURRENDERS.....................................................................5

     CONTRACT DISCONTINUATION..................................................5

TRANSFERS......................................................................5

CHARGES AND DEDUCTIONS.........................................................6

     SURRENDER CHARGE..........................................................6

     CONTRACT DISCONTINUATION AND MARKET ADJUSTED VALUE........................7

     PREMIUM TAXES.............................................................8

     REDUCTIONS OF CHARGES.....................................................8

CONTRACT TERMINATION...........................................................8

DEATH BENEFIT..................................................................8

     DISTRIBUTION RULES........................................................8

ANNUITY OPTIONS................................................................9

     ELECTION OF MATURITY DATE AND SETTLEMENT..................................9

     CHANGE OF MATURITY DATE OR ANNUITY OPTION.................................9

     ANNUITY OPTIONS...........................................................9

INVESTMENTS BY THE COMPANY....................................................10

ANNUAL STATEMENT..............................................................10

AMENDMENT OF THE CONTRACTS....................................................11

DISTRIBUTION OF THE CONTRACTS.................................................11

FEDERAL TAX CONSIDERATIONS....................................................11

     GENERAL..................................................................11

     SECTION 403(B) PLANS AND ARRANGEMENTS....................................11

     QUALIFIED PENSION AND PROFIT-SHARING PLANS...............................12

     THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974......................12

     FEDERAL INCOME TAX WITHHOLDING...........................................13

     TAX ADVICE...............................................................13

AVAILABLE INFORMATION.........................................................14

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................14

LEGAL OPINION.................................................................14

EXPERTS.......................................................................14

APPENDIX A....................................................................15

APPENDIX B....................................................................16

Special Terms

In this prospectus, the following terms have the indicated meanings:

ANNUITANT - The person upon whose life the Contract is issued.

ANNUITY - Payment of income for a stated period or amount.

APPROVED PRODUCTS - Products approved by the Travelers Insurance Company or The Travelers Life and Annuity Company.

BENEFICIARY(IES) - Beneficiary of this Contract is the Plan Trustee, unless the Plan provides otherwise.

CASH SURRENDER VALUE - The Cash Value less surrender charges and any applicable Premium Tax.

CASH VALUE - the value of net Purchase Payments in Your Account or an Individual Account less any surrenders, plus interest, sometimes referred to as "Account Value."

CERTIFICATE DATE - The date on which a certificate is issued, as shown on the Certificate Specifications page.

CERTIFICATE OF PARTICIPATION - A certificate stating the benefits to which each Participant is entitled under this Contract.

CERTIFICATE YEAR - A twelve-month period beginning on the Certificate Date and each anniversary thereof. This may or may not coincide with the Plan year.

CODE - The Internal Revenue Code of 1986, as amended, and all related laws and regulations, which are in effect during the term of this Contract.

COMPANY (WE, US, OUR) - The Travelers Insurance Company.

DUE PROOF OF DEATH - (i) A copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death, (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to Us.

EXCESS PLAN CONTRIBUTIONS - Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the Plan Administrator, excluding reversions upon Plan Termination.

FIXED ACCOUNT - Part of the general account of the Company, which may invest in stocks, bonds, money market investments, real estate mortgages, real estate and other investments.

FIXED ANNUITY - An Annuity with payments that remain fixed as to dollar amount throughout the payment period.

INDIVIDUAL ACCOUNT - Account Value/Cash Value credited to a Participant or Beneficiary under this Contract.

MATURITY DATE - The date on which Annuity payments begin.

OUR OFFICE - The home offices of The Travelers Insurance Company located at One Cityplace, Hartford Connecticut 06103-3415. Please send all correspondence to P.O. Box 99009, Hartford, Connecticut 06199-0009.

PARTICIPANT - An eligible person who is a member in Your Plan.

PLAN - The Plan or the arrangement under Section 403(b) of the Code used in a retirement plan or program whereby the Purchase Payments and any gains are intended to qualify under Sections 401, 403, or 457 of the Code. We are not a party to the Plan. We do not assume the responsibilities of the Plan Administrator, nor are We bound by the terms of the Plan. All records pertaining to the Plan will be open for inspection by Us.

PLAN ADMINISTRATOR - The corporation or other entity so specified on the application or purchase order. If none is specified, the Plan Trustee is the Plan Administrator.

PLAN TERMINATION - Termination of Your Plan, including partial Plan Termination, as determined by Us.

PLAN TRUSTEE - The trustee specified in the Contract Specifications.

PREMIUM TAX - The amount of tax, if any, charge by the state or municipality. Generally, We will deduct any applicable Premium Tax from the Cash Value either upon Surrender, annuitization, death, or at the time a Purchase Payment is made, but no earlier than when We have the liability under state law.

PURCHASE PAYMENTS - Payments of premium You make on behalf of the Participants under this Contract.

SEPARATION FROM SERVICE - The termination or permanent severance of a Participant's employment with the employer for any reason that is a separation from service within the meaning of the Plan. However, termination of a Participant's employment with the employer as a result of the sale of all or part of the employer's business (including divisions or subsidiaries of the employer) will not be considered Separation from Service unless the Participant actually loses his/her job or is not immediately included in a pension or profit sharing plan of the successor employer.

SURRENDER - Funds distributed from the Contract or certificate for retirement, Separation from Service, loans, hardship withdrawals, death, disability, return of Excess Plan Contributions, payment of certain Plan expenses as mutually agreed upon, Contract Discontinuance, or transfers to other Plan funding vehicles. Such surrender may or may not be subject to surrender charges and the market adjusted value calculations.

SURRENDER DATE - The date We receive Your Written Request or a Participant's Written Request if so authorized, for a Surrender.

VALUATION DATE - A date on which the Contract is valued.

WRITTEN REQUEST - Written information including requests for Contract, Beneficiary, ownership transfers, surrenders or other changes set to Us in a written form satisfactory to Us and received in good order at Our Office. Requests for changes are subject to any action taken prior to Our receipt of the written information.

YOU, YOUR - The contract owner.

YOUR ACCOUNT - Cash Value attributed to Purchase Payments plus interest credited to You under this Contract.

Summary

[product name] is a flexible premium group deferred fixed annuity contract available to certain types of retirement plans and arrangements that receive favorable tax treatment under the Code such as qualified pension and profit sharing plans, tax deferred annuity plans (for public school teachers and employees and employees of certain other tax-exempt and qualifying employers) and deferred compensation plans of state and local governments. The Contract offers a guaranteed minimum fixed rate of return on your principal investment.

This prospectus describes both the Contract and the Certificate. The Contract and Certificate have similar features and provisions. An employer as the Contract Owner purchases the Contract to fund its Qualified Plan. The employer can purchase the Contract on an allocated or unallocated basis. If the employer purchases the Contract on an allocated basis, the employee participating in the Qualified Plan ("Participant") will be issued a Certificate. Generally, allocated contracts are issued to tax deferred annuity plans. If the employer purchases the Contract on an unallocated basis the employer will be responsible for any accounts for the Participant and no Certificates will be issued by us. Generally, unallocated contracts are issued to qualified pension and profit sharing plans and deferred compensation plans of state and local governments.

The Contract is offered by The Travelers Insurance Company . It is an indirect wholly owned subsidiary of Citigroup Inc. The Contract is available only in those states where it has been approved for sale.

We deposit your Purchase Payments in Our Fixed Account. For each Purchase Payment, We establish an interest rate "period " and guarantee a rate of interest for that cell for twelve months. At the end of the twelve months, We will establish a renewal rate of interest. (See "Guaranteed Interest Rates").

You may surrender your Contract at any time before the Maturity Date, but the Cash Value may be subject to a surrender charge and/or Our market adjusted value calculations. You may also take partial surrenders from your Contract; partial surrenders may be subject to a surrender charge. However, if your Contract was issued as part of a tax deferred annuity plan, deferred compensation plan or combined qualified plan/tax deferred annuity plan, You or a Participant, if authorized, may take partial surrenders after the first Contract/Certificate Year annually of up to 10% of the Cash Value of Your Account/Individual Account as of the first Valuation Date of any given Contract/Certificate Year without the imposition of a surrender charge. We may waive surrender charges in certain instances. (See "Surrenders -- Waiver of Surrender Charge"). We also may deduct any applicable premium taxes from the amounts You surrender. A Participant may be subject to income tax and a 10% penalty tax if he or she is younger than 59 1/2 at the time of the full or partial surrender, and the full or partial surrender may also be subject to income tax withholding. (See "Federal Tax Considerations").

The market adjusted value calculations reflect the relationship between the interest rate on new deposits for this class of contracts on the date of discontinuance and the interest rate credited to amounts in Your Contract on the date of discontinuance. The Company has no specific formula for determining the initial interest rates or renewal interest rates. However, such determination will generally reflect interest rates available on the types of debt instruments in which the Company intends to invest the amounts directed to the Contract. In addition, the Company's management may also consider various other factors in determining these rates for a given period, including regulatory and tax requirements; sales commission and administrative expenses borne by the Company; general economic trends; and competitive factors. (See Investments by the Company.) . It is possible that the amount You receive upon surrender may be less than Your Purchase Payments if interest rates increase. It is also possible that if interest rates decrease, the amount You receive upon surrender may be more than Your Purchase Payments plus accrued interest.

On the Maturity Date You specified, the Company will make either a lump sum payment or start to pay a series of payments based on the Annuity Options you select. (See "Annuity Period").

If a Participant dies before the Maturity Date, the Contract provides for a death benefit which is the Cash Value of the Participant's Individual Account, less any applicable premium tax as of the date We receive Due Proof of Death. (See "Death Benefit").

We will deduct any applicable premium taxes from Cash Value either upon death, surrender, annuitization, or at the time You make a Purchase Payment to the Contract. (See "Surrenders Premium Taxes").

The terms and conditions of the Plan govern what is available to Participants. Participants should carefully consider the features of their employer's Plan, which may be different from the Contract and Certificate described in this prospectus. In addition, certain features described in this prospectus may vary from your Contract because of differences in applicable state law.

We offer a variety of fixed and variable annuity contracts. They offer features, including variable investment options, fees and/or charges that are different from those described in this prospectus. Upon request, Your agent can provide You with more information about those Contracts.

The Insurance Company

The Travelers Insurance Company is a stock insurance company chartered in 1863 in the state of Connecticut and has been continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's home office is located at One Cityplace, Hartford, Connecticut 06103-3415.

The Contract

Application and Purchase Payments

You may purchase a Contract through an authorized agent. The agent will send Your completed application or order to purchase, along with a minimum Purchase Payment of at least $1,000 for the Contract and $20 for each certificate to Us, and We will determine whether to accept or reject your application or order to purchase. If We accept your application or order to purchase, one of Our legally authorized officers will prepare and execute a Contract within two business days after We receive that application or order. We then will send the Contract to you through your sales representative.

We may:

     o   accept Purchase Payments up to $3 million without prior approval;

     o contact You or Your agent if the application or order form is not properly completed; and/ or

     o return your entire application or order form and Purchase Payment within thirty days if not properly completed.

We sell the Contract for use with certain qualified retirement plans. To purchase the Contract You must be eligible to participate in the Plan. Please be aware that the Contract includes features such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. Please consult a tax adviser to determine whether this Contract is an appropriate investment for You. See Appendix A for information concerning qualified plans.

You may make additional Purchase Payments of at least $1, 000 ($20 per Certificate) at any time before the Maturity Date. We will apply any subsequent net Purchase Payment You make within two Business Days after We receive it.

Interest Periods

We deposit each net Purchase Payment (I.E., a Purchase Payment less any applicable Premium Tax charge) in our Fixed Account where We credit the Payment with interest daily at an effective annual interest rate of at least 3% for certain tax deferred annuity plans and 1.5% for all other Qualified Plans, unless applicable state law modifies its statutory minimum requirements. We may, however, in our sole discretion, credit interest above the statutory minimum requirements.

The amount of interest We credit to a particular net Purchase Payment varies with that Payment's interest rate "period". We establish an interest rate "period " for each net Purchase Payment, and guarantee that rate for twelve months. At the end of that twelve-month guarantee period, We will determine and credit a renewal interest rate. We guarantee that renewal rate until the end of the calendar year. After that, We will declare the second and all future renewal rates each subsequent January 1 and guarantee such rates through December 31 of each year.

Establishment of Interest Rates

When you purchase Your Contract, You will know the initial interest rate for your Purchase Payment. The Company has no specific formula for determining interest rates in the future. The interest rates will be declared from time to time as market conditions dictate. (See "Investments by the Company"). In addition, the Company may also consider various other factors in determining interest rates for a given period, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO ANY DECLARED INTEREST RATES AND ANY INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE ALLOWED UNDER STATE LAW. THE COMPANY CANNOT PREDICT NOR GUARANTEE THE RATES OF ANY FUTURE DECLARED INTEREST IN EXCESS OF THE MINIMUM RATE.

The Company will make the final determination as to guaranteed interest rates to be declared. We cannot predict nor can We guarantee future guaranteed interest rates.

Surrenders

There are two sets of rules when considering surrenders or partial surrenders from Your Contract. The first are rules and procedures that apply to surrenders and partial surrenders under the Contract; We discuss these provisions in this prospectus. The second are rules specific to Your Plan. Please consult Your Plan for information as to those provisions.

The Contract allows You may make a full or partial surrender by Written Request before the Maturity Date, subject to the surrender charges and in some instances, market value adjusted calculations. In addition, Participants, if so authorized, may make partial surrenders. We may discontinue the Contract or terminate a Participant's Individual Account under certain circumstances.

We will determine Your Cash Surrender Value (or Cash Surrender Value in an Individual Account) as of the next Valuation Date following Our receipt of a Written Request by You or the Participant, if so authorized. We may defer payment of any surrender up to six months from the date We receive your notice of surrender or the period permitted by state insurance law, if less. If We defer payment for more than 30 days, We will pay interest in the amount required under Your state law. per annum on the amount deferred.

For the purposes of processing partial surrenders, We will take the amount surrendered from the most recent "period" first, and then from each subsequent "period" in descending order on a last-in, first out basis. Partial surrenders must be at least $____.

Upon request, We will inform You of the amount payable upon a full or partial surrender. Any full or partial surrender may be subject to ordinary income tax and, if a Participant is younger than age 59 1/2 at the time of the full or partial surrender, a 10% penalty tax. A full or partial surrender may also be subject to income tax withholding. A Participant may not be able to take partial surrenders from his or her Individual Account before age 59 1/2. A Participant should discuss his or her options with a qualified tax advisor. (See "Federal Tax Considerations".)

Contract Discontinuation

Under certain circumstances, We may discontinue the Contract.

We reserve the right to discontinue this Contract if:

     o the Cash Value of Your Contract is less than the termination amount shown on your Contract Specifications page;

     o We determine within Our sole discretion and judgment that the Plan or administration of the Plan is not in conformity with applicable law; or

     o   We receive notice that is satisfactory to Us of Plan Termination.

Transfers

You may transfer amounts from the Fixed Account to products within Your Plan and to Approved Products not issued by Us. If you transfer Cash Value to Approved Products not issued by Us, Your transfers may not exceed 20% per Contract Year of the Cash Value in the Fixed Account valued on each Contract Year anniversary. We reserve the right to modify the amount available for transfer to Approved Products and to products not issued by Us.

Charges and Deductions

We will deduct the charges described below to cover our costs and expenses, the services provided, and our risks assumed under the Contracts. We incur certain costs and expenses for the distribution and administration of the Contract and for providing the benefits payable thereunder. Our administrative services and risks include:

     o processing applications for and issuing the Contracts and certificates thereunder;

     o   maintaining records;

     o   administering Annuity payments;

     o   furnishing accounting services;

     o   reconciling and depositing cash receipts;

     o   providing Contract confirmations and periodic statements;

     o   providing toll-free inquiry services; and

     o the risk that our costs in providing the services will exceed our revenues from Contract charges (which cannot be changed).

The amount of the charge may not necessarily correspond to the costs associated with providing the services or benefits stated in the Contract. We may realize a profit on one or more of the charges, and may use any such profit for any corporate purpose.

Surrender Charge

We do not assess front-end sales charges. We may, however, assess a surrender charge on full and partial surrenders made before the end of the sixth Contract Year. The surrender charge is computed as a percentage of the Cash Value being surrendered and is as follows:

               CONTRACT YEAR                             CHARGE AS A PERCENTAGE
        IN WHICH SURRENDER IS MADE                           OF CASH VALUE
        --------------------------                           -------------
                     1                                             5%
                     2                                             4%
                     3                                             3%
                     4                                             2%
                     5                                             1%
             6 and thereafter                                      0%

We will not assess a surrender charge on:

     >   transfers to Approved Products within Your Plan; and

     > certain benefit distributions that become payable under the terms of a Plan and other distributions, including:

               o retirement, death, or disability of a Participant (as defined by Code section 72(m)(7));

               o   Separation from Service;

               o   hardship withdrawals as defined by the Code;

               o   minimum distributions as defined by the Code;

               o   return on Excess Plan Contributions;

               o certain Plan expenses as mutually agreed upon between You and Us;

               o transfers to an employer stock fund as mutually agreed upon between You and Us; and

               o   annuitization under this Contract.

Unless payment of surrender charges [are] provided in a different manner. We will reduce your requested distribution by any applicable surrender charges.

In addition, for Contracts issued to tax deferred annuity plans, deferred compensation plans or combined qualified plans/tax deferred annuity plans, We may allow You or a Participant, if authorized, after the first Contract/Certificate Year to take partial surrenders annually of up to 10% of the Cash Value in Your Account/Individual Account as of the first Valuation Date of any given Contract Year without the imposition of a surrender charge. The free withdrawal allowance does not apply to full surrenders transferred directly to annuity contracts issued by other financial institutions. We reserve the right to modify the free withdrawal amount.

We reserve the right to modify the surrender charge provisions for Contracts issued in the future.

Contract Discontinuation and Market Adjusted Value

If you discontinue this Contract because of Plan Termination and the Plan certifies to Us that the Plan Termination is the result of the dissolution or liquidation of the employer under US Code Title 11 procedures, We will distribute the Cash Surrender Value directly to the employees entitled to share in such distributions in accordance with the Plan relating to Plan Termination. Distribution may be in the form of cash payments, Annuity options, or deferred annuities.

However, if you discontinue this Contract for any other reason than the events described in the immediately above or because of Our exercise of Our right to discontinue the Contract, We will determine the market adjusted value of the Contract. The market adjusted value is the current value as of the date of discontinuance and reflects the relationship between the rate of interest credited to funds on deposit under the Contract at the time of discontinuance to the rate of interest credited on new deposits for this class of contracts at the time of discontinuance.

If the market adjusted value is less than the Cash Value of your Contract as of the date of discontinuance, We will pay You Your choice of:

     (a) the market adjusted value, less any amounts deducted on surrender, in one lump sum within 60 days of the date of discontinuance; or

     (b) the Cash Surrender Value of the Contract in equal installments over a 5-year period. We determine the amount deducted on surrender, if any, as of the date of discontinuance and will apply that amount to all installment payments. We will credit interest to the remaining Cash Value during this installment period at a fixed effective annual interest rate of not less than the interest rate required under state insurance law. We will make the first payment no later than 60 days following Our mailing the written notice to You at the most current address available on Our records. We will mail the remaining payments on each anniversary of the discontinuance date for 4 years. Allocation distributions shown of Your Contract Specifications page are not allowed during the 5-year installment period.

If the market adjusted value is greater than the Cash Value of the Contract as of the date of discontinuance, We will pay You Your Choice of:

     (a) the Cash Surrender Value of the Contract within 60 days of the date of discontinuance; or

     (b) the Cash Value of the Contract in equal installments over a 5-year period. We will credit interest on the remaining Cash Value of the Contract during the installment period at a fixed annual rate of interest of not less than the interest rate required under state insurance law. We will make the first payment no later than 60 days following Our mailing of the written notice to You at the most current address available on Our records. We will mail the remaining payments on each anniversary of the discontinuance date for 4 years. We do not allow the allowable distributions shown on Your Contract Specifications page during the 5-year installment period.

We show the formula for calculating the market adjusted value in Appendix B, which also contains an additional illustration of the application of the market adjusted value.

Premium Taxes

Certain state and local governments impose premium taxes. These taxes currently range from 0% to 5.0%, depending upon the jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract, but no earlier than when the Company has a tax liability under state law.

Reductions of Charges

We may reduce or eliminate amounts deducted on surrender to the extent that We anticipate lower sales expenses or perform fewer sales services due to:

     o   the size of the group participating in the Contract;

     o   an existing relationship to the contract owner;

     o   use of mass enrollment procedures; or

     o performance of sales functions by a third party which We would otherwise perform.

Contract Termination

We state a termination amount on your Contract Specifications page. In general, this amount is $2,000 of the Cash Value of a Participant's Individual Account. If the Cash Value in a Participant's Individual Account is less than that stated termination amount, We reserve the right to terminate that Account and move the Cash Value of that Participant's Individual Account to Your Account.

We will move to Your Account at Your direction any Cash Value to which a Participant is not entitled under the Plan upon termination.

Death Benefit

If applicable under Your Plan, We may pay a death benefit in a single sum to the Beneficiary if a Participant dies before the Maturity Date. We also may pay a death benefit under certain circumstances if the Annuitant dies on or after the Maturity Date.

The death benefit before the Maturity Date equals the Cash Value of a Participant's Individual Account less any applicable premium tax as of the date We receive Due Proof of Death. If the Annuitant dies on or after the Maturity Date, the death benefit will consist of any benefit remaining under the Annuity Option then in effect.

We will pay interest on death proceeds of a Participant's Individual Account in accordance with regulation in effect by the sate in which the certificate issued for delivery.

Distribution Rules

The distributions required by federal tax law differ for qualified plans depending on the type of Plan. Upon receipt of Due Proof of Death, the Beneficiary will instruct us how to treat the proceed subject to the distribution rules discussed below.

In general, the Beneficiary will receive any remaining contractual benefits upon the death of the Participant. The Beneficiary may receive the remaining benefits in a single sum or elect one of the settlement options. If the Participant dies after any mandatory distribution has begun but before his or her entire interest has been distributed, the remaining interest must be paid out at least as rapidly as it was being paid out under the method of payment in effect at the time of death. If the Participant dies before the distribution of his or her entire interest has begun, the entire interest must be distributed within five years after the Participant's death or an Annuity payable over no longer than life or life expectancy must be distributed to an electing Beneficiary starting within one year of the Participant's death. A spousal designated Beneficiary may elect to defer distributions until the Participant would have attained the age of 70 1/2.

Please see Your Contract and Your tax advisor for more information.

Annuity Options

Election of Maturity Date and Settlement Options

You can select a Maturity Date when you apply for the Contract and/or when We issue a certificate thereunder; if You do not, the default age for certificate maturity is when a Participant reaches age 70 1/2.

You may elect to have all or a portion of the Cash Surrender Value of an Individual Account paid in a lump sum, or You may elect to have Your Cash Surrender Value or a portion thereof, distributed under any of the Annuity Options described below. In addition, any amount payable from the Contact may be applied to an Annuity Option. A Participant, if authorized, may apply any proceeds payable from his or her Individual Account to an Annuity Option.

To elect an Annuity option, You must send a Written Request to Our Office at least 30 days before such election is to become effective. If no option is elected for qualified Contracts, We will apply the Cash Surrender Value to Option 4 to provide a Joint and Last Survivor Life Annuity.

You must provide Us with the following information when you elect an Annuity option:

     o the Participant's name, address, date of birth, and social security number;

     o   the amount to be distributed in the form of an Annuity option;

     o   the Annuity option which is to purchased;

     o   the date the Annuity option payments are to begin;

     o if the form of the Annuity provides a death benefit in the event of the Participant's death, the name, relationship, and address of the Beneficiary as designated by You; and

     o   any other data We may require.

Change of Maturity Date or Annuity Option

You may change the Maturity Date at any time as long as such change is made in writing and is received by us at least 30 days before the scheduled Maturity Date or date the Annuity option is scheduled to become effective. Once an Annuity option has begun, it may not be changed.

Annuity Options

You or a Participant, if authorized, may elect any one of the following Annuity options. Annuity payments may be available on a monthly, quarterly, semiannual, or annual basis. The minimum amount that may be applied to Annuity options is $2,000 unless We consent to a smaller amount. If any periodic payments due are less than $100, We reserve the right to make payments at less frequent intervals.

We use the Life Annuity Tables to determine the first monthly payment. They show the dollar amount of the first monthly Annuity payment which can be purchased with each $1,000 applied. The amount applied to an Annuity will be the Cash Surrender Value attributable to a Participant's Individual Account as of 14 days before the Maturity Date. We reserve the right to require satisfactory proof of age of any period on whose life We base Annuity payments before making the first payment under any of these options.

Any Cash Surrender Value We apply to an Annuity option will provide payments at least equal to those provided if the same amount was applied to purchase a single premium immediate Annuity We offer at that time for the same class of contracts. If it would produce a larger payment, We agree that We will determine the Annuity payment using the Life Annuity Tables in effect on the Maturity Date.

As provided in your Contract, We may adjust the age used to determine Annuity payments, and We may deduct premium taxes from Annuity payments.

OPTION 1 -- LIFE ANNUITY -- NO REFUND: The Company will make Annuity payments during the lifetime of the Annuitant ending with the last monthly payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for Beneficiaries.

OPTION 2--LIFE ANNUITY WITH 120, 180, OR 240 MONTHLY PAYMENTS ASSURED: The Company will make monthly Annuity payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120,180, or 240 months as elected, We will continue making payments to the Beneficiary during the remainder of the period.

OPTION 3 -- LIFE ANNUITY - CASH REFUND: The Company will make monthly Annuity payments during the lifetime of the Annuitant. Upon the death of the Annuitant, the Beneficiary will receive a payment equal to the dollar value of the excess, if any, of (a) over (b) where,

     (a) is the Cash Surrender Value applied on the Maturity Date under this option, and

     (b) is the dollar amount of the Annuity payments already paid.

OPTION 4 -- JOINT AND LAST SURVIVOR LIFE ANNUITY: The Company will make monthly annuity payments during the joint lifetime of the Annuitant and a second person. On the death of either person, We will continue making payments to the survivor. No further payments will be made following the death of the survivor.

OPTION 5 - JOINT AND LAST SURVIVOR LIFE ANNUITY - ANNUITY REDUCED ON DEATH OF PRIMARY PAYEE: The Company will make monthly Annuity payments during the joint lifetime of two persons on whose lives We base the payments. We will designate one of the two persons as the primary payee. We will designate the other person as the secondary payee. On the death of the secondary payee, if survived by the primary payee, We will continue to make monthly Annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, We will continue to make monthly Annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee.

No further payments will be made following the death of the survivor.

OPTION 6 -- PAYMENTS FOR A FIXED PERIOD: The Company will make monthly payments for the period selected. If at the death of the Annuitant payments have been made for less than the period selected, the Company will continue to make payments to the Beneficiary during the remainder of that period.

OPTION 7 -- OTHER ANNUITY OPTIONS: The Company will make other arrangements for Annuity payments as may be mutually agreed upon by You and Us.

Investments by the Company

We must invest our assets according to applicable state laws regarding the nature, quality and diversification of investments that may be made by life insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

In establishing interest rates, the Company will consider the yields on fixed income securities that are part of the Company's current investment strategy for the Contracts at the time that the interest rates are established. (See "Establishment of Interest Rates".) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While this generally describes our investment strategy, We are not obligated to follow any particular strategy except as may be required by federal and state laws.

Annual Statement

After the end of each calendar year, We will send You a statement that will show:

     o   Your Cash Value as of the end of the preceding year;

     o   all transactions regarding Your Contract during the year;

     o   Your Cash Value at the end of the current year; and

     o   the interest rates being credited to Your Contract.

Amendment of the Contracts

We reserve the right to amend the Contracts to comply with applicable federal or state laws or regulations. We will notify You in writing of any such amendments.

Distribution of the Contracts

Travelers Distribution LLC ("TDLLC") an affiliate of the Company, is the principal underwriter of the Contracts. TDLLC is registered with the Securities and Exchange Commission under the Act as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The Contract is offered through both affiliated and non-affiliated broker dealers.

The principal underwriter enters into selling agreements with certain broker-dealers registered under the Act. Under the selling agreements such broker-dealers may offer Contracts to persons who have established an account with the broker-dealer. In addition, the Company may offer certificates to members of certain other eligible groups. The Company will pay a maximum commission of 6% of the Purchase Payment for the sale of a Contract. Tower Square Securities, Inc., an affiliate of the Company, receives greater compensation for selling the contract than nonaffiliated broker-dealers.

From time to time, the Company may offer customers of certain broker-dealers special interest rates and negotiated commissions. In addition, the Company may offer Contracts to members of certain other eligible groups through trusts or otherwise.

Federal Tax Considerations
General

The Company is taxed as a life insurance company under Subchapter L of the Code. Generally, amounts credited to a contract are not taxable until received by the contract owner, participant or beneficiary, either in the form of annuity payments or other distributions. Tax consequences and limits are described further below for each annuity program.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), AND 457:

While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Please consult your employer or tax adviser regarding this issue.

Section 403(b) Plans and Arrangements

Purchase Payments for a tax deferred annuity contract (including salary reduction contributions) may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501(c)(3) of the Code. Within statutory limits, such payments are not currently includable in the gross income of the participants. Increases in the value of the Contract attributable to these Purchase Payments are similarly not subject to current taxation. Instead, both the contributions to the tax sheltered annuity and the income in the Contract are taxable as ordinary income when distributed.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions which may apply in certain situations.

Amounts attributable to salary reductions made to a tax sheltered annuity and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant attains the age of 70 1/2 or the calendar year in which the Participant retires. Certain other mandatory distribution rules apply at the death of the participant.

To the extent an eligible rollover distribution is not directly rolled over to another 403(b) contract, an IRA or eligible qualified contract, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions which Were not directly transferred to a qualified retirement program if the participant makes a rollover to a qualified retirement plan or IRA within 60 days of the distribution.

Certain distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403 (b) contract, certain qualified plans or to an Individual Retirement Arrangement (IRA) without federal income tax withholding.

Qualified Pension and Profit-Sharing Plans

Under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, a Purchase Payment made by an employer (including salary reduction contributions) is not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions in the form of annuity payments are taxable to the participant or beneficiary as ordinary income in the year of receipt, except that any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

If a distribution that is eligible for rollover is not directly rolled over to another qualified retirement plan or IRA, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions which Were not directly transferred to a qualified retirement program if the participant makes a rollover contribution to a qualified retirement plan or IRA within 60 days of the distribution.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire, except that if you are a 5% owner as defined in Code Section 416(i)(1)(B), distributions must begin by April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Certain other mandatory distribution rules apply on the death of the participant.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions which may apply in certain situations.

The Employee Retirement Income Security Act of 1974

Under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, certain special provisions may apply to the Contract if the owner of a Section 403(b) plan Contract or the owner of a contract issued to certain qualified plans requests that the Contract be issued to conform to ERISA or if the Company has notice that the Contract was issued pursuant to a plan subject to ERISA.

ERISA requires that certain Annuity options, withdrawals or other payments and any application for a loan secured by the Contract may not be made until the Participant has filed a Qualified Election with the plan administrator. Under certain plans, ERISA also requires that a designation of a beneficiary other than the participant's spouse be deemed invalid unless the participant has filed a Qualified Election.

A Qualified Election must include either the written consent of the Participant's spouse, notarized or witnessed by an authorized plan representative, or the participant's certification that there is no spouse or that the spouse cannot be located.

The Company intends to administer all contracts to which ERISA applies in a manner consistent with the direction of the plan administrator regarding the provisions of the plan, in accordance with applicable law. Because these requirements differ according to the plan, a person contemplating the purchase of an annuity Contract should consider the provisions of the plan.

Federal Income Tax Withholding

The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

     1. Eligible Rollover Distribution From Section 403(b) Plans or Arrangements, From Qualified Pension and Profit-Sharing Plans, or from 457 Plans Sponsored by Governmental Entities

              There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

              (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation , or

              (b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

              (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

              A distribution including a rollover that is not a direct rollover will require the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise under withheld or short on estimated taxes for that year.

     2. Other Non-Periodic Distributions (full or partial redemptions)

              To the extent not described as requiring 20% withholding in 1 above, the portion of a nonperiodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election out is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

     3. Periodic Distributions (distributions payable over a period greater than one year)

              The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient Were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 2002, a recipient receiving periodic payments (e.g., monthly or annual payments under an Annuity Option) which total $15,360 or less per year, will generally be exempt from the withholding requirements.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

Tax Advice

Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by an Owner, participant or beneficiary who may make elections under a contract. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

Available Information

The Company files reports and other information with the Securities and Exchange Commission ("Commission"), as required by law. You may read and copy this information and other information at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. You may also review this information by accessing the Commission's website at http://www.sec.gov.

Under the Securities Act of 1933, each Company has filed with the Commission a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Registration Statement and the exhibits may be inspected and copied as described above. Although the Company furnishes certificate and contract owners with the Annual Reports on Form 10-K for the year ended December 31, 2002 the Company does not plan to furnish subsequent financial reports.

Incorporation of Certain Documents by Reference

Each Company's latest annual report on Form 10-K has been filed with the Commission. They are incorporated by reference into this Prospectus and copies must accompany this Prospectus.

The Forms 10-K for the period ended [DECEMBER 31, 2002] contain additional information about the Company, including audited financial statements for the Company's latest fiscal year. Each Company filed its Form 10-K on [___________ 2003]. The Travelers Insurance Company filed its Form 10-K via Edgar File No. 33-33691. The Travelers Life and Annuity filed its Form 10-K via Edgar File No. 33-58677.

If requested, the Company will furnish, without charge, a copy of any and all of the documents incorporated by reference, other than exhibits to those documents (unless such exhibits are specifically incorporated by reference in those documents). You may direct your requests to the Company at P.O. Box 99009, Hartford, CT 06199-0009, Attention: Annuity Services. The telephone number is
(860) 422-3985. You may also obtain copies of any documents, incorporated by reference into this prospectus by accessing the SEC's Website (http://www.sec.gov).

Legal Opinion

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this Prospectus and the organization of the Company, its authority to issue such Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law have been passed on by the Deputy General Counsel of the Company.

Experts

                   [EXPERTS LANGUAGE TO BE FILED BY AMENDMENT]

Appendix A

Plans eligible to purchase the Contract are pension and profit sharing plans qualified under ss.401 (a) of the Internal Revenue Code, Section 403 (b) ERISA plans, and eligible state deferred compensation plans under ss.457 of the Code ("Qualified Plans"). Trustees should consider whether the Plan permits the investment of Plan assets in the Contract, the distribution of such an annuity and payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued Plan qualification and operation, earnings on Plan assets will accumulate value on a tax-deferred even if the Plan is not funded by this Contract. Trustees therefore should consider features of the Contract other than tax-deferral before investing in the Contract. In addition, because required minimum distributions must generally begin for annuitants after age 70 1/2, trustees should consider whether that the Contract may not be an appropriate purchase for annuitants approaching or over age 70 1/2.

To apply for a this Contract, the trustee or other applicant must complete an application or purchase order for the Group Annuity Contract and make a Purchase Payment. A Group Annuity Contract will then be issued to the applicant. While certificates may or may not be issued, each Purchase Payment is confirmed to the contract owner. Surrenders under the Group Annuity Contract may be made at the election of the contract owner, from the Account established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders"). Cash Surrender Values may be taken in cash or applied to purchase annuities for the Contract Owners' Qualified Plan participants.

Because there might not be individual participant accounts, the qualified Group Annuity Contract issued in connection with a Qualified Plan may not provide for death benefits. Annuities purchased for Qualified Plan participants may provide for a payment upon the death of the Annuitant depending on the option chosen (see "Annuity Options"). Additionally, since there might not be Annuitants prior to the actual purchase of an Annuity by the contract owner, the provisions regarding the Maturity Date may not be applicable.

Appendix B

MARKET ADJUSTED VALUE

Payment on a partial or full surrender may be adjusted up or down by the application of the market adjusted value calculation. The market adjusted value formula is:

         Market Adjusted Value = Cash Value x (1 + R0)(5)/(1 + R1 + .0025)(5)

                  Where:

                         R0 is the interest rate credited to amounts in the
                            Contract on the date of discontinuance, and

                         R1 is the interest rate on new deposits for this class
                            of Contracts on the date of discontinuance.

[EXAMPLES TO BE ADDED BY AMENDMENT]

                                   PROSPECTUS

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fees: $18,400 for 200,000,000 in interests of Fixed Annuity
Contracts

Estimate of Printing Costs:  $4,000

Cost of Independent Auditors:  $ 4,000

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 33-770 et seq inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.      EXHIBITS

(a)    Exhibits

     EXHIBIT
      NUMBER      DESCRIPTION
       1.         Underwriting Agreement. Not Applicable.
       2.         None
       3(a).      Charter of The Travelers Insurance Company, as amended on
                  October 19, 1994. (Incorporated herein by reference to Exhibit
                  3(a)(i) to the Registration Statement on Form S-2, File No.
                  33-58677 filed via Edgar on April 18, 1995).
       3(b).      By-Laws of The Travelers Insurance Company, as amended on
                  October 20, 1994. (Incorporated herein by reference to Exhibit
                  3(b)(1) to the Registration Statement on Form S-2, File No.
                  33-58677 filed via Edgar on April 18, 1995.)
       4.         Contracts. To be filed by amendment.
       5.         Opinion Re: Legality, Including Consent. Filed herewith.
       8.         None.
       9.         None.
      10.         None.
      11          None.
      12.         None.
      13.         None.
      15.         None.
      16.         None.
      23(a).      Consent of Independent Auditors. To be filed by amendment.
      23(b).      Consent of Counsel (see Exhibit 5).
      24.         Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                  McGah as signatory for George C. Kokulis, Glenn D. Lammey,
                  Marla Berman Lewitus and Kathleen L. Preston. Filed herewith.
      25.         None.
      26.         None.
      27.         None.

ITEM 17.      UNDERTAKINGS

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

             i. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             ii. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price set represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

             iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes as follows, pursuant to Item 512(h) of Regulation S-K:

(h)    Request for Acceleration of Effective Date:

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on March 18, 2003.



                                          THE TRAVELERS INSURANCE COMPANY
                                                   (Registrant)

                          By:    *Glenn D. Lammey
                                 Glenn D. Lammey, Chief Financial Officer, Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 18, 2003.



*GEORGE C. KOKULIS                      Director, President and Chief Executive
---------------------------------       Officer (Principal Executive Officer)
(George C. Kokulis)

*GLENN D. LAMMEY                        Director, Chief Financial Officer, Chief
---------------------------------       Accounting Officer (Principal Financial
(Glenn D. Lammey)                       Officer)

*MARLA BERMAN LEWITUS                   Director
---------------------------------
(Marla Berman Lewitus)

*KATHLEEN L. PRESTON                    Director
---------------------------------
(Kathleen L. Preston)



*By:   /s/Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT
LETTER      DESCRIPTION                                       METHOD OF FILING

5 and
23(b)       Opinion Re: Legality, Including Consent           Electronically

 24         Powers of Attorney authorizing Ernest J. Wright
            or Kathleen A. McGah as signatory for George C.   Electronically
            Kokulis, Glenn D. Lammey, Marla Berman Lewitus and Kathleen L. Preston.